UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Mandalay Digital Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	22-2267658
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4751 Wilshire Boulevard, Third Floor

Los Angeles, CA

(Address of principal executive offices including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: ______________

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered

Description of Common Stock

Our common stock has a par value of $0.0001 per share. Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose, subject to any preferential dividend rights of any then outstanding preferred stock. The shares of common stock are neither redeemable or convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable.

Description of Preferred Stock

Series A Convertible Preferred Stock

Our Series A Convertible Preferred Stock has a par value of $0.0001 per share. While shares of our Series A Preferred Stock are outstanding, holders of the Series A Preferred Stock are entitled to receive any dividends if and when declared by the Company’s board of directors on the Company’s common stock on an as converted basis.

The Series A Preferred Stock is convertible at any time at the option of the holder into shares of our common stock based on dividing the original purchase price plus the amount of any accumulated but unpaid dividends, by the conversion price then in effect (as may be adjusted).

The Series A Preferred Stock is entitled to vote together with the common stock as a single class (on an as if converted basis) on any matters submitted to the holders of the Company’s common stock, together with any other voting rights provided to the Series A Preferred under law or the General Corporation Law of the State of Delaware.

The Series A Preferred Stock are entitled to receive, prior and in preference to our common stock or any other class designated as junior to the Series A Preferred Stock, upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of its insolvency, an amount per share equal to the greater of (i) $10.00 per share of Series A Preferred Stock (subject to certain adjustments) or (ii) such amount per share as would have been payable had the Series A Preferred Stock been converted into our common stock immediately prior to such liquidation, dissolution or winding up. Each holder of Series A Preferred Stock also has the right to a cash-out election in the event of certain transactions, including a consolidation or merger of the Company (excluding a transaction involving a reincorporation or a merger with a wholly-owned subsidiary), a sale of all or substantially all of the assets of the Company, the issuance by the Company in a single or integrated transaction shares of common stock (or securities convertible into common stock) representing a majority of the shares of common stock outstanding immediately following such issuance, or any other form of acquisition where the Company is the target and a change of control occurs such that the acquirer has the power to elect a majority of the Company’s board of directors.

Anti-Takeover Effects of Certain Provisions of Delaware Law

The following is a summary of certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We may be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Item 2. Exhibits

Under the “Instructions as to Exhibits” section of Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are to be registered on The Nasdaq Stock Market LLC and the securities to be registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MANDALAY DIGITAL GROUP, INC.

Date: June 6, 2013	By:	/s/ Peter Adderton
Peter Adderton
Chief Executive Officer

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